May 18, 2016

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	STMicroelectronics N.V.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 16, 2016
File No. 001-13546

Dear Mr. Kuhar:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the comments contained in the letter dated May 4, 2016 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), addressed to Mr. Carlo Bozotti, the Company’s President and Chief Executive Officer.

Set forth below is the Company’s response to the Comment Letter. The numbered paragraph and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Form 20-F for the Year Ended December 31, 2015

General

1.
You state on page 19 of the 20-F that your major customers include Huawei and Samsung. A recent news article states that Huawei signed an agreement running through 2020 with the government of Syria to build telecommunications infrastructure. The Samsung.com website indicates that Samsung has a store in Sudan and that Samsung televisions are available in Syria. Additionally, a 2013 news article refers to a Samsung license and a Samsung franchise in Syria.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company complies with U.S. economic sanctions laws and export regulations applicable to its commercial activities, including those related to Syria and Sudan. The Company has no subsidiaries or offices in either country. The Company has no agreements, commercial arrangements or other contacts with the governments of Sudan and Syria or entities they control.

The Company sells a broad range of products directly to thousands of customers worldwide, who incorporate them into their end products. The Company’s direct customers are screened for compliance with the Sanctioned Party List (entities and persons under EU, US, or UN sanctions) prior to the shipment of any Company product.  In addition, as part of the Company’s standard screening process, any potential direct customer from Sudan or Syria is blocked in the Company’s systems from purchasing Company products.

The Company also sells products indirectly to customers through franchised third party distributors.  According to records provided to the Company by such distributors, no Company product has been sold or delivered to Sudan or Syria by any such distributor.

The Company has no control over where its direct or indirect customers may sell their end products incorporating Company products. Furthermore, the Company generally has no information regarding such activities as the Company’s customers do not typically disclose the end products for which the Company’s products may be incorporated, nor where such end products may be sold.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

The Company respectively confirms that, as noted above, it has no direct contacts with Sudan or Syria and to the best of its knowledge has no indirect contacts with either country.

Item 5. Operating and Financial Review and Prospects

2015 Business Overview, page 33

3.
We note your discussion of the non-GAAP measure free cash flow on page 34 but note that you did not also discuss the directly comparable GAAP cash flow measure with greater or equal prominence. Please refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and confirm that you will revise your presentation of non-GAAP disclosures in future filings to fully comply.

Response:

The Company respectfully acknowledges the Staff’s comment and has reviewed the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.  The Company will add the comparable GAAP cash flow measure with greater or equal prominence to its non-GAAP measure of cash flow measure in future filings.

Net revenues by product line and product segment, page 38

4.
We note the 12.1% decrease in revenue for your Analog & MEMS product line. We also note your disclosure on page 41 that the decrease in operating revenue for your SP&A segment was due partially to “a significant decline” in your Analog & MEMS product line reflecting lower revenue, price pressure and higher unused capacity charges. Please revise future filings, as appropriate, to disclose what factors contributed to the decrease in Analog & MEMS revenue and quantify the relative effect of the factors that affected those revenues.

Response:

The Company respectfully acknowledges the Staff’s comment and has reviewed the directions to Item 5.D of Form 20-F.  In accordance with these instructions, the Company seeks to identify the significant factors underlying material period-to-period changes that the Company believes indicate how the business is operating.  In some cases, the Company may conclude that a specific quantification of a factor is unnecessary to sufficiently communicate the materiality of such factor. In other cases, it may not be possible to quantify the impact of a particular factor with sufficient specificity to support numerical or percentage statements. Among the material period-to-period changes the Company reports is revenue, which the Company understands to be the subject of this particular comment. In order to provide more detailed disclosure on changes in revenue, the Company will include in future filings a detailed discussion of revenue for each of the Company’s segments by providing a qualitative explanation of the material factor(s) that caused the change in revenue and, to the extent available, corresponding quantitative information for each discussed factor.

5.
We note your disclosure that the increase in microcontrollers revenue was due to a combination of new innovative products and customer base expansion. Please revise future filings, as appropriate, to quantify the relative effect of those factors on your microcontrollers revenue and to identify the most significant recent trends driving those sales. See Item 5.D of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has reviewed the directions to Item 5.D of Form 20-F. As discussed above, in accordance with these instructions, the Company seeks to identify the factors underlying material period-to-period changes that it believes indicate how the business is operating. In some cases, the Company may conclude that a specific quantification of a factor is unnecessary to sufficiently communicate the materiality of such factor. In other cases, it may not be possible to quantify the impact of a particular factor with sufficient specificity to support numerical or percentage statements. In an effort to provide more detailed disclosure in future filings, where the Company provides a qualitative explanation for a change in revenue beyond the explanation provided for its segments, the Company will include corresponding quantitative information, to the extent this information is reasonably quantifiable.

*          *          *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-41-22-929-2998.

Very truly yours,

/s/ Carlo Bozotti
Carlo Bozotti President and Chief Executive Officer, STMicroelectronics N.V.

cc:
Tara Harkins
Staff Accountant, Securities and Exchange Commission

Brian Soares
Tim Buchmiller
Division of Corporation Finance

Robert Treuhold
Shearman & Sterling LLP

Trevor Ingram
Shearman & Sterling (London) LLP

Mike Foley
PricewaterhouseCoopers SA

Felice Persico
Ernst & Young LLP